As Filed with the Securities and
Exchange Commission on November 5, 1997                         File No. 70-9095



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                  ----------------------------------------

                               AMENDMENT NO.1 TO
                            APPLICATION-DECLARATION
                                  ON FORM U-1
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  ----------------------------------------

                                 CONECTIV, INC.
                         DELMARVA POWER & LIGHT COMPANY
                           SUPPORT CONECTIV, INC.(1)
                           DELMARVA INDUSTRIES, INC.
                              DELMARVA ENERGY CO.
                                800 King Street
                             Wilmington, DE  19899

   DELMARVA CAPITAL INVESTMENTS, INC.         ATLANTIC CITY ELECTRIC COMPANY
   CONECTIV SERVICES, INC.                    DEEPWATER OPERATING COMPANY
   CONECTIV COMMUNICATIONS, INC.              ATLANTIC ENERGY ENTERPRISES, INC.
   DELMARVA SERVICES COMPANY                  ATLANTIC ENERGY INTERNATIONAL, INC.
   DCI I, INC.                                6801 Black Horse Pike
   DCI II, INC.                               Egg Harbor Township, NJ  08234
   DELMARVA CAPITAL TECHNOLOGY CO.
   DCTC-BURNEY, INC.                          ATLANTIC GENERATION, INC.
   DELMARVA CAPITAL REALTY COMPANY            ATLANTIC SOUTHERN PROPERTIES, INC.
   CHRISTIANA CAPITAL MANAGEMENT, INC.        ATE INVESTMENT, INC.
   POST AND RAIL FARMS, INC.                  ATLANTIC THERMAL SYSTEMS, INC.
   DELMARVA OPERATING SERVICES CO.            COASTALCOMM, INC.
   DELSTAR OPERATING COMPANY                  ATLANTIC ENERGY TECHNOLOGY, INC.
   DELWEST OPERATING COMPANY                  BINGHAMTON GENERAL, INC.
   DELCAL OPERATING COMPANY                   BINGHAMTON LIMITED, INC.
   PINE GROVE, INC.                           PEDRICK LIMITED, INC.
   PINE GROVE LANDFILL, INC.                  PEDRICK GENERAL, INC.
   PINE GROVE HAULING COMPANY                 VINELAND LIMITED, INC.
   CONECTIV SOLUTIONS, INC.                   VINELAND GENERAL, INC.
   CONECTIV ENTERPRISES, INC.(1)              ATLANTIC JERSEY THERMAL SYSTEMS, INC.
   CONECTIV ENERGY, INC.(1)                   ATS OPERATING SERVICES, INC.
   252 Chapman Road                           THE EARTH EXCHANGE, INC.
   P.O. Box 6066                              ATLANTIC PAXTON COGENERATION, INC.
   Newark, DE  19714                          5100 Harding Highway
                                              Mays Landing, NJ 08330



           -------------------------------------------------------------
 (Names of companies filing this statement and addresses of principal executive offices)



                                 CONECTIV, INC.

           -------------------------------------------------------------
                (Name of top registered holding company parent)

    Barbara S. Graham                        Michael J. Barron
    President and Secretary                  Vice President and Treasurer
    Conectiv, Inc.                           Conectiv, Inc.
    800 King Street                          6801 Black Horse Pike
    Wilmington, Delaware  19899              Egg Harbor Township, NJ  08234

           -------------------------------------------------------------
                  (Names and addresses of agents for service)


The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

    Dale G. Stoodley, Esq.             James E. Franklin II, Esq.             Joyce Koria Hayes, Esq.
    Delmarva Power & Light Company     Atlantic Energy, Inc.                  7 Graham Court
    800 King Street                    6801 Black Horse Pike                  Newark, DE  19711
    Wilmington, DE  19899              Egg Harbor Township, NJ  08234





--------------------------------------
(1) Companies to be formed prior to Merger

ITEMS 1 THROUGH 5 OF THE APPLICATION-DECLARATION AS PREVIOUSLY FILED ARE HEREBY RESTATED IN THEIR ENTIRETY.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

A.    General

      Conectiv, Inc. ("Conectiv")(1), a Delaware corporation, has previously filed an Application-Declaration on Form U-1 with the U. S. Securities and Exchange Commission (the "Commission") under Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), seeking approvals relating to the proposed acquisition by Conectiv of securities of Delmarva Power & Light Company ("Delmarva"), a Delaware and Virginia utility corporation, and merger into Conectiv of Atlantic Energy, Inc.("Atlantic"), a New Jersey corporation and parent of Atlantic City Electric Company ("Atlantic Electric"), a New Jersey utility corporation (collectively, these transactions are referred to as the "Merger"), and for other related transactions including the formation of Support Conectiv as a subsidiary service company in accordance with the provisions of Rule 88 under the Act (File No. 70-9069) (the "Merger U-1")(2). Conectiv will register as a holding company under the Act upon consummation of the transactions contemplated in the Merger U-1. Each of the entities that will be directly and indirectly owned subsidiaries of Conectiv upon consummation of the transactions described in the Merger U-1 is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries". For purposes of sections I.E.3., "Non-Utility Subsidiary Financing", I.E.4.a., "Guarantees", and I.E.5., "Changes in Capital Stock of Wholly-Owned Subsidiaries and Dividends Out of Capital or Unearned Surplus by Non-Utility Subsidiaries", the terms "Subsidiary" and "Subsidiaries" shall also include other direct or indirect subsidiaries that Conectiv may form after the Merger with either the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to Section 34 of the Act. Thus, future Rule 58 and exempt telecommunication companies ("ETCs") are included in the term "Subsidiaries" for purposes of

      (1) To be renamed Conectiv subsequent to merger.

      (2) No authority to issue debt or equity securities is sought in the Merger U-1 except for the authority for Conectiv to issue one share of Conectiv common stock for each share of Delmarva common stock outstanding on the effective date and .75 of a share of common stock and .125 of a share of Class A common stock for each share of Atlantic common stock outstanding on the effective date of the Merger and for Support Conectiv to issue up to 3,000 shares of its common stock to Conectiv.

those sections. Conectiv and the Subsidiaries are sometimes hereinafter collectively referred to as the "Conectiv System" or as the "Applicants". For purposes of section I.E.4.b., "Money Pool", the term "Subsidiary" or "Subsidiaries" shall only include the companies specifically named on the cover and on the signature page of this application/declaration and shall specifically exclude Conectiv Communications, Inc., and CoastalComm, Inc., both wholly-owned ETCs. The Commission is asked to reserve jurisdiction over the participation in the System Money Pool of future companies formed by Conectiv until a specific post-effective amendment is filed, naming the subsidiary to be added as a participant in the System Money Pool.

      In order to ensure that the Conectiv System is able to meet its capital requirements immediately following registration and plan its future financing, the Applicants hereby request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing through December 31, 2000 (the "Authorization Period").

B.    Description of the Parties to the Transaction

      Following the consummation of the Merger, Conectiv will have two operating utility subsidiaries (the "Utility Subsidiaries"): Delmarva, an electric and gas utility company providing gas and electric service in Delaware, and electric service in ten primarily Eastern Shore counties in Maryland and the Eastern Shore area of Virginia; and Atlantic Electric, an electric utility company providing service in the southern part of New Jersey. A list of Conectiv's other Subsidiaries is set forth on the cover of this filing and in the Merger U-1 and the exhibits thereto. All of Conectiv's direct and indirect Subsidiaries, other than the Utility Subsidiaries, are herein called the "Non-Utility Subsidiaries".

C.    Overview of Financing Request

      The Applicants hereby request authorization to engage in the financing transactions set forth herein during the Authorization Period. The approval by the Commission of this Application-Declaration (the "Application") will give the Applicants flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, which, in turn, should make them more competitive with other energy companies, including those not subject to the jurisdiction of the Act. At the same time, the Commission will continue to have oversight over financings by the Applicants through the regular disclosures under the Securities Act of 1933, as amended (the "1933 Act"), and the Securities Exchange Act of 1934, as amended (the "1934 Act"), and through the notification process established pursuant to this Application. This request for authority to issue a variety of securities over a period of time is consistent with existing Commission precedent. See, e.g., The Columbia Gas System, Inc., et al., HCAR No. 26634 (December 23, 1996); Consolidated Natural Gas Company, HCAR No. 26500, File 70-8667 (March 28, 1996); Gulf States Utilities Company, HCAR No. 26451 (January 16, 1996). The request for Conectiv to issue long-term debt is consistent with precedent noted in Regulation of Public Utility Holding Companies, the report of The Division of Investment Management dated June 1995 at page 44 and with the Commission order dated August 23, 1996 in General Public Utilities Corporation, HCAR No. 26559.

      The Applicants also hereby request authorization to deviate from the Commission's statements of policy with respect to first mortgage bonds and preferred stock in connection with the securities proposed to be issued and sold pursuant to this Application or pursuant to applicable exemption under the Act.

      The authorizations requested herein relate to (i)(a) external issuances by Conectiv of common stock, long-term debt, short-term debt, and other securities for cash and the issuance of common stock by Conectiv in consideration for the acquisition by Conectiv or a Non-Utility Subsidiary of securities acquired pursuant to an order issued in connection with the Merger U-1 or pursuant to Rule 58 or Section 34 and (b) the entering into by Conectiv of transactions to manage interest rate risk ("hedging transactions"); (ii) issuances of debt securities (including commercial paper) and the entering into of hedging transactions by the Utility Subsidiaries to the extent not exempt pursuant to Rule 52; (iii) issuances by Non-Utility Subsidiaries of debt securities which are not exempt pursuant to Rule 52; (iv) the establishment of a money pool (the "Money Pool") and the issuance of intrasystem guarantees by Conectiv and the Non-Utility Subsidiaries on behalf of Subsidiaries; (v) (a) the ability of wholly-owned Subsidiaries to alter their capital stock to engage in financing with their parent company and to engage in a reverse stock split to reduce franchise taxes, subject in the case of Utility Subsidiaries to the approval of a state utility commission in a state where the utility is incorporated and doing business and (b) the ability of Non-Utility Subsidiaries to pay dividends out of capital or unearned surplus; and (vi) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities and the retention of existing financing entities.

D.    Parameters for Financing Authorization

      Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

      1.  Effective Cost of Money on Borrowings

      The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under the Application will not exceed at issuance 300 basis points over comparable term U.S. Treasury securities and the effective cost of money on short-term borrowings pursuant to authorizations granted under the Application will not exceed at issuance 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR").

      2. Maturity of Debt

      The maturity of indebtedness will not exceed 50 years.

      3.  Issuance Expenses

      The underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the financing.

      4.  Use of Proceeds

      The proceeds from the sale of securities in external financing transactions will be used for general and corporate purposes including (i) the financing, in part, of capital expenditures of the Conectiv System, (ii) the financing of working capital requirements of the Conectiv System, (iii) the acquisition, retirement, or redemption pursuant to Rule 42 of securities previously issued by Conectiv or the Subsidiaries without the need for prior Commission approval, and (iv) other lawful purposes including direct or indirect investment in companies authorized under the Merger U-1 and in Rule 58 companies and ETCs. The Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

      Conectiv represents that, at all times during the Authorization Period, its common equity (as reflected in its most recent Form 10-K or Form 10-Q filed with the Commission pursuant to the 1934 Act) will be at least 30% of its consolidated capitalization as adjusted to reflect subsequent events that affect capitalization.

E.    Description of Specific Types of Financing

      1.  Conectiv External Financing

      Conectiv requests authorization to obtain funds externally through sales of common stock and long-term and short-term debt securities. With respect to common stock, Conectiv also requests authority to issue common stock to third parties in consideration for the acquisition by Conectiv or a Non-Utility Subsidiary of equity or debt securities of a company being acquired pursuant to Rule 58, Section 34 of the Act or pursuant to order issued in connection with the Merger U-1. In addition, Conectiv seeks the flexibility to enter into certain hedging transactions to manage interest rate risk.

      a.  Common Stock.

      The aggregate amount of financing obtained by Conectiv during the Authorization Period from the issuance and sale of common stock, $0.01 par value per share, as described in this section, shall not exceed, when combined with issuances of long-term debt pursuant to this Application, $500 million for the uses set forth above. In addition, authorization is requested to issue up to 10 million shares of Conectiv common stock (or options to purchase such shares) pursuant to benefit plans and the dividend reinvestment plan described below during the ten year period from the date of the order of the Commission under this Application. The number of shares to be issued pursuant to the benefit plans will not exceed 5 million. The shares of common stock to be issued in connection with acquisitions will not exceed an aggregate market value of $100 million.

      i.  General

      Subject to the foregoing, Conectiv may issue and sell common stock or, if pursuant to employee benefit plans, issue options exercisable for common stock and common stock upon the exercise of options. Conectiv may also buy back shares of such stock or such options during the Authorization Period in accordance with Rule 42.

      Common stock financings may be issued and sold pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

      Conectiv may sell common stock covered by this Application in any of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit) and other shareholders through its employee benefit plans or its dividend reinvestment plan. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Conectiv) or directly by one or more underwriters acting alone. The securities may be sold directly by Conectiv or through agents designated by Conectiv from time to time. If dealers are utilized in the sale of any of the securities, Conectiv will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, Conectiv may grant the underwriters thereof a "green shoe" option permitting the purchase from Conectiv at the same price additional shares then being offered solely for the purpose of covering over-allotments.

      ii.  Benefit Plans

      The number of shares of Conectiv common stock to be issued and sold under benefit plans pursuant to the authority requested herein shall be subject to the limitation set forth in Item 1.E.1.a. above, relating to benefit plans and the dividend reinvestment plan. As described in the Merger U-1, it is intended that the Conectiv Incentive Compensation Plan will replace long-term incentive plans currently in place at Delmarva and Atlantic. Conectiv may adopt one or more other plans which will provide for the issuance and/or sale of Conectiv common stock, stock options and stock awards to a group which has not yet been determined but may include directors, officers and employees. Conectiv may issue shares of its common stock under the authorization, and within the limitations, set forth herein in order to satisfy its obligations under such plans. To the extent that, following consummation of the Merger, Conectiv modifies an existing Delmarva or Atlantic plan or adopts its own employee benefit plans that provide for the issuance of Conectiv common stock or options or awards for Conectiv common stock, Conectiv may issue shares of its common stock or options or awards for such shares under the authorization and within the limitations set forth herein, provided that Conectiv will provide the Commission with a summary of the terms of any such Conectiv employee benefit plan prior to issuing any shares or options or awards pursuant to any authorization provided in this proceeding. Shares of common stock for use under any employee benefit plan may either be newly issued shares, treasury shares, or shares purchased in the open market.

      iii.  Dividend Reinvestment Plan

      The number of shares of Conectiv common stock to be issued and sold under the dividend reinvestment plan pursuant to the authority requested herein shall be subject to the limitation set forth in Item 1.E.1.a. above, relating to benefit plans and the dividend reinvestment plan. Concurrent with the Merger, a Conectiv Dividend Reinvestment Plan substantially in the form attached hereto as Exhibit B-5 will become operational. Under the Conectiv Dividend Reinvestment Plan, shares of common stock may be issued to stockholders reinvesting in the plan or to any individual making optional cash investments. Conectiv may issue and/or sell shares of its common stock under the authorization, and within the limitations set forth herein, in connection with the operation of the Conectiv Dividend Reinvestment Plan. Shares of common stock for use under the plan may either be newly issued shares, treasury shares or shares purchased in the open market. Conectiv hereby seeks authority for the issuance and sale of its shares in accordance with the Conectiv Dividend Reinvestment Plan.

      iv.  Acquisitions

      Under the terms of the Merger U-1, Rule 58 and Section 34 of the Act, Conectiv is authorized to acquire securities of companies engaged in energy-related consumer services, "energy related businesses" as described in Rule 58 and ETCs. Historically, similar acquisitions have occasionally involved the exchange of parent company stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The Conectiv common stock to be exchanged may be purchased on the open market pursuant to Rule 42, treasury shares or may be original issue. Original issue stock may be registered under the 1933 Act, but at present it is expected that the common stock would not be registered and the common stock acquired by the third parties would be subject to resale restrictions pursuant to Rule 144 under the 1933 Act. Such transactions would not occur while a public offering is being made.

      The ability to offer stock as consideration makes a transaction more economical for Conectiv as well as the seller of the business. Therefore, Conectiv requests authorization to issue common stock with an aggregate market value of up to $100 million in consideration for the acquisition by Conectiv or a Non-Utility Subsidiary of securities of a business, the acquisition of which is exempt under Rule 58 or Section 34 of the Act, or which has been authorized in the Merger U-1. The Conectiv common stock would be valued at market value based upon the closing price on the day before closing of the sale or based upon average high and low prices for a period prior to the closing of the sale as negotiated by the parties. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized.

      b.  Long-Term Debt

      Conectiv requests Commission authorization during the Authorization Period to issue long-term debt securities in an amount, when combined with issuances of common stock (other than for benefit plans or the Conectiv Dividend Reinvestment
Plan) under this Application, not to exceed $500 million. Such long-term debt securities would include notes, debentures and medium-term notes issued under an indenture (the "Conectiv Indenture") and/or borrowings from banks and other financial institutions under terms described below. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms and other terms and conditions as Conectiv may determine at the time of issuance.

      i.  Terms of Indenture

      The Conectiv Indenture will permit the issuance of a wide variety of unsecured debt securities in one or more series. Securities issuable can include notes, debentures, medium-term notes, securities having a low or zero coupon (which may be issued with original issue discount), securities as to which payments of interest or principal are based on a formula or index, and securities on which payment of interest or principal are denominated in a foreign currency or currencies. The terms of a specific issue of securities, including any applicable negative covenants, will be set under the Conectiv Indenture by a supplemental indenture.

      The Conectiv Indenture contains numerous variable terms, such as the principal amount, interest rate, redemption terms, denominations, events of default, etc., which may be included as part of the terms of a new issue, and permits other terms to be included or excluded in the supplemental indenture authorizing a particular series of securities. In theory, any combination of the variable terms could be included in a single series of securities which, under current practice, would be called "notes", "debentures" or "medium-term notes". The Conectiv Indenture also permits any series of securities to be issued either in certificated form or in "global" form (i.e., transferable only by book-entry on the records of a securities depository such as The Depository Trust Company).

      The Conectiv Indenture contains no negative covenants or restrictions. Any covenants or restrictions negotiated at the time of issuance will be included in a supplemental indenture establishing a particular security. The Conectiv Indenture contains the following event of default provisions: (i) defaults in payment of the Conectiv Indenture securities; (ii) failures to comply with agreements; and (iii) certain events of insolvency with respect to Conectiv, subject, as applicable, to customary grace periods.

      An application on Form T-3 for qualification of the Conectiv Indenture under the Trust Indenture Act of 1939, as amended, will be filed and become effective prior to the issuance of any securities under the Conectiv Indenture. A form of the Conectiv Indenture will be filed by amendment herein as Exhibit A-2.

      ii.  Terms of Borrowings from Banks and Other Financial Institutions.

      Borrowings from banks and other financial institutions will be unsecured debt and will rank pari passu with debt securities issued under the Conectiv Indenture and the short-term Credit Facility (as described below). Specific terms of any borrowings will be determined by Conectiv at the time of issuance and will comply in all regards to the parameters on financing authorization set forth above. A copy of any note or agreement executed pursuant to this authorization will be filed under cover of the next quarterly report under Rule 24.

      iii.  Benefit of Structure

      Conectiv has chosen this financing structure (i.e., the issuance of long-term debt at both the holding company and subsidiary levels) because it provides more flexibility with a reduced administrative burden than the alternative of having the smaller and mostly startup (and likely less creditworthy) Non-Utility Subsidiaries issue long-term debt supported by a Conectiv guarantee. At the same time the proposed financial structure produces the same result in that the ultimate obligor is Conectiv. For example, the establishment of individual medium-term note programs for multiple Non-Utility Subsidiaries would be impractical from both cost and administrative perspectives. The establishment of a single, medium-term note program at the Conectiv level to primarily fund the capital requirements of the Non-Utility Subsidiaries provides administrative efficiencies without duplicative expenses for document preparation, printing, legal review, etc. Further, the funding of the capital requirements of the Non-Utility Subsidiaries, a substantial portion of which is anticipated to involve projects which are long-term by nature, with long-term debt is appropriate. To fund such requirements with short-term debt may increase Conectiv's exposure to short-term interest rate swings and to rollover risk.

      c.  Short-Term Debt

      To refund pre-Merger short-term debt, to provide for the reissuance of pre-Merger letters of credit and to provide financing for general corporate purposes, working capital requirements and Subsidiary capital expenditures until long-term financing can be obtained, Conectiv requests authorization to have outstanding at any one time during the Authorization Period, up to $500 million of short-term debt consisting of bank borrowings, commercial paper or bid notes (all as described below).

      As noted in Exhibit I-2, Atlantic is a party to a credit agreement with an outstanding balance of $63 million as of June 30, 1997. As a result of the Merger, Atlantic will cease to exist, requiring the outstanding balance under its credit agreement to be refinanced by Conectiv. In addition, subsidiaries of Atlantic, including Atlantic Electric, Atlantic Thermal Systems, Inc. and ATE Investment Inc., had outstanding short-term debt amounting to $189 million at June 30, 1997. It is anticipated that this short-term debt also will be refinanced by Conectiv, resulting in the issuance by Conectiv of approximately $252 million of short-term debt upon consummation of the Merger. In addition to the need to refund this short-term debt, Conectiv will need short-term financing capacity should the Commission be unable to authorize long-term debt financing contemporaneous with the Merger.

      Conectiv anticipates entering into a revolving credit facility (the "Credit Facility") with a group of banks on or before the effective date of the Merger. A portion of the Credit Facility may be used to support letters of credit issued by Conectiv or the Subsidiaries in the ordinary course of business. Also, as discussed below, if a Utility Subsidiary issues commercial paper, the Utility Subsidiary may be made a party to the Credit Facility as backup for the commercial paper.

      The interest rates on the Credit Facility are expected to be based on a triple option pricing formula as follows:

      Option 1:  Prime Rate
      Option 2:  LIBOR + Margin
      Option 3:  CD + Margin

      Maturities on loans issued under the LIBOR rate option are expected to be for 1, 2, 3 or 6 months. Maturities on loans issued under the CD rate option are expected to be for 30, 60, 90 or 180 days. All such loans will be evidenced by promissory notes. It is expected that the Credit Facility will contain negative covenants consistent with those covenants required by bank lenders for comparable bank facilities. The Credit Facility will be unsecured debt of Conectiv and will rank pari passu with debt issued under the Conectiv Indenture and any long-term debt securities issued directly to banks or other financial institutions.

      A copy of the Credit Facility will be filed under cover of the next quarterly report under Rule 24 after execution.

      Conectiv may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Conectiv will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

      Backup bank lines of credit for 100% of the outstanding amount of commercial paper are generally required by credit rating agencies. The Credit Facility will serve as backup for Conectiv's commercial paper program, thus negating the need for additional lines of credit.

      Conectiv requests approval to enter into individual agreements ("Bid Note Agreements") with one or more commercial banks which may or may not be lenders under the Credit Facility. The Bid Note Agreements would permit Conectiv to negotiate with one or more banks ("Bid Note Lender[s]") on any given day for such Bid Note Lender, or any affiliate or subsidiary of such lender, to purchase promissory notes ("Bid Notes") directly from Conectiv. Such notes would bear interest rates comparable to, or lower than, those available through other forms of short-term borrowing with similar terms requested in this Application. The maturity of any Bid Note would not exceed 270 days, and the total amount of Bid Notes outstanding at any time, when added to the aggregate amounts of short-term borrowing outstanding under other forms of short-term borrowing contemplated in this Application, would not exceed the total amount of short-term debt for which authorization is requested. A form of the proposed Bid Note Agreement will be filed by amendment as Exhibit A-5 to this Application; however, the exact form of the Bid Note Agreement will be negotiated separately with each of the Bid Note Lenders.

      d.  Other Securities

      In addition to the specific securities for which authorization is sought herein, Conectiv may also find it necessary or desirable to minimize financing costs or to obtain new capital under then existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. The issuance of any such securities would be subject to the aggregate $500 million limit on long-term debt or $500 million limit on short-term debt and to the parameters on financing authorization set forth above. Conectiv requests that the Commission reserve jurisdiction over the issuance of additional types of securities. Conectiv also undertakes to file a post-effective amendment in this proceeding which will describe the general terms of each such security and the amount to be issued and to request a supplemental order of the Commission authorizing the issuance thereof by Conectiv.

      e.  Interest Rate Risk Management Devices

      Conectiv requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Conectiv would employ interest rate swaps as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt,
(iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure, i.e., Conectiv will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such interest rate swaps will closely correspond to the underlying interest rate indices of Conectiv's debt to which such interest rate swap relates. Conectiv will only enter into interest rate swap agreements with counterparties whose senior debt ratings, as published by Standard & Poor's Corporation, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investor Service, Inc., Fitch Investor Service or Duff & Phelps.

      2.  Utility Subsidiary Financing

      As shown on Exhibit I-1, Delmarva has previously issued, and there are currently outstanding, preferred stock, commercial paper notes, first mortgage bonds issued under a Mortgage and Deed of Trust dated October 1, 1943, medium term notes issued under an Indenture dated as of November 1, 1988, unsecured subordinated debt securities issued in connection with certain securities issued by a subsidiary trust and various exempt revenue bonds and pollution control notes. Any future issue of such securities would qualify for issuance without prior approval by this Commission pursuant to Rule 52, except short-term debt securities which will have been approved by the Virginia State Corporation Commission ("VSCC") but not the Delaware Public Service Commission ("DPSC")(3), and except for unsecured subordinated debt securities issued in connection with securities issued by a subsidiary trust which involve affiliate guarantees.

      Commission authorization is sought for the issuance by Delmarva of up to $275 million of short-term debt securities consisting of commercial paper, unsecured bank loans and borrowings from the System Money Pool (as described below). A copy of the order issued by the VSCC will be filed by amendment as Exhibit D-1. Such issuances of securities will comply in all instances with the parameters for financing described above. Any short-term borrowings by Delmarva, when combined with short-term borrowings by Conectiv for which authority is sought herein, will not exceed $500 million at any time during the Authorization Period.

      As shown on Exhibit I-2, Atlantic also has previously issued and there are currently outstanding preferred stock, first mortgage bonds and secured medium term notes issued under a Mortgage and Deed of Trust dated January 15, 1937, unsecured medium term notes issued under an Indenture dated March 1, 1997, junior funded debt issued under an Indenture dated February 1, 1986, pollution control notes, and notes under bank credit lines and unsecured subordinated debt securities issued in connection with certain securities issued by a subsidiary trust. Any future issue of similar securities would be issued with the approval of the New Jersey Board of Public Utilities ("NJBPU") and thus, such issue would be exempt under the terms of Rule 52, except that unsecured subordinated debt securities issued by a subsidiary trust involve affiliate guarantees and do not qualify under Rule 52.

      In Item I.E.6 below, authorization is requested for both Utility Subsidiaries to retain certain existing financing entities, to establish and acquire new financing entities and for the financing entities to issue securities to third parties to be guaranteed by the applicable Utility Subsidiary.

      In addition, the Utility Subsidiaries may find it necessary or desirable to issue other types of securities during the Authorization Period that are not exempt from prior Commission

(3) Since Delmarva is incorporated both in Delaware and Virginia and only one state takes jurisdiction over short-term debt, it appears that Rule 52 is inapplicable.

approval. The Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amount thereof except to the extent the same are exempt pursuant to Rule 52. Each Utility Subsidiary also undertakes to have a post-effective amendment filed in this proceeding that will describe the general terms of each such security and the amount thereof of such Utility Subsidiary and request a supplemental order of the Commission authorizing the issuance thereof. To the extent that a Utility Subsidiary elects to issue commercial paper, either pursuant to Rule 52 or pursuant to an order in this file, the Utility may be made party to the Conectiv Credit Facility discussed above as back-up to the commercial paper.

      To the extent not exempt under Rule 52, the Utility Subsidiaries also request authority to enter into interest rate risk management transactions of the same type and under the same conditions as requested above by Conectiv.

      3.  Non-Utility Subsidiary Financing

      As noted on Exhibits I-1 and I-2, certain Non-Utility Subsidiaries have debt, construction loans, letters of credit and support arrangements in place. Certain guarantees in favor of a direct or indirect Subsidiary issued by another Subsidiary may be replaced by a Conectiv guarantee as described below. In addition, the Merger U-1 contemplates, and the order permitting the Merger U-1 to become effective will authorize, the formation or retention of other Subsidiaries named herein which do not currently have outstanding debt. It is expected that future financing by all such Non-Utility Subsidiaries will be made pursuant to the terms of Rule 52.

      The Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related or otherwise functionally-related, non-utility businesses. They will be competing with large, well-capitalized companies in different sectors of the energy and other industries. In order to quickly and effectively invest in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. The majority of such financings will be exempt from prior Commission authorization pursuant to Rule 52(b). The Non-Utility Subsidiaries may, however, engage in types of security financing with non-affiliates that are not exempt from prior Commission approval. The Non-Utility Subsidiaries therefore request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof and undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-Utility Subsidiary.

      4.  Guarantees and Intrasystem Money Pool

      a.  Guarantees

      Conectiv requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of Subsidiaries as may be appropriate to enable such Subsidiaries to carry on in the ordinary course of their respective businesses, in an aggregate principal amount not to exceed $350 million outstanding at any one time, except to the extent the same are exempt pursuant to Rule 45. Included in this amount are guarantees and other credit support mechanisms of Atlantic previously issued in favor of its subsidiaries which will be assumed by Conectiv upon consummation of the Merger.

      In addition, authority is requested for Non-Utility Subsidiaries to enter into arrangements with each other similar to those described with respect to Conectiv above in an aggregate principal amount not to exceed $100 million outstanding at any one time, except to the extent the same are exempt pursuant to Rule 45. The limits on guarantees and other credit support obligations described above are not to be included in the aggregate respective limits applicable to external financings requested elsewhere herein. Any guarantee of an existing Subsidiary which is an energy-related company as defined in Rule 58 or of a new subsidiary whose securities are acquired pursuant to Rule 58 will be included in the computation of aggregate investments in energy-related companies for purposes of Rule 58.

      Conectiv requests that this guarantee authority include the ability to guarantee debt. The debt guaranteed will comply with the parameters for financing set forth above.

      b.  Authorization and Operation of System Money Pool

      Since all lending and borrowing transactions conducted through the proposed System Money Pool involve the issuance of a note, the Rule 52 exemption applies so long as the participation by any utility subsidiary has been approved by the state commission in the state where the utility is incorporated and doing business and the formulation of applicable interest rates comply with Rule 52. Participation in the System Money Pool by Delmarva will have been approved by the VSCC but not the DPSC. If not for this issue, approval for operation of the System Money Pool would not have been requested. Conectiv and the Subsidiaries hereby request authorization to establish the System Money Pool. Delmarva currently has a $200 million line of credit and authorization from the VSCC for up to $275 million of short-term debt. Atlantic Electric has $250 million of credit lines and similar authorization from the NJBPU for short-term debt. Delmarva and Atlantic may borrow up to the full authorization through the System Money Pool or directly from Conectiv. Except for the two Utility Subsidiaries, no other participant in the System Money Pool will be permitted to have borrowings from the System Money Pool exceeding $25 million at any time during the Authorization Period. The largest source of funds for the System Money Pool will be Conectiv, which can invest in, but not borrow from, the System Money Pool.

      The Applicants believe that the all-in cost of the proposed borrowings through the System Money Pool will generally be more favorable to the borrowing participants than the comparable all-in cost of external short-term borrowings, and the yield to the participants contributing available funds to the System Money Pool will generally be higher than the typical yield on short-term investments.

      Under the proposed terms of the System Money Pool, short-term funds would be available from surplus funds in the treasuries of Conectiv and the Subsidiaries for short-term loans to the Subsidiaries from time to time. The determination of whether a System Money Pool participant at any time has surplus funds to lend to the System Money Pool or shall lend funds to the System Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of current cash position, cash flow projections and other relevant factors.

      System Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the System Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of Conectiv and other System Money Pool participants ("Internal Funds") and funds from external borrowings by Conectiv ("External Funds")), with different rates of interest, is used to fund loans through the System Money Pool, each borrower would borrow pro rata from each such funding source in the System Money Pool in the same proportion that the amount of funds provided by that funding source bears to the total amount of short-term funds available to the System Money Pool.

      Interest expense (income) will be charged (credited) monthly to all participants in the System Money Pool based on each participant's daily average cash position. The cost of money for all advances from the System Money Pool and the investment rate for moneys invested in the System Money Pool will be the same. To derive this rate, Support Conectiv will use the System Money Pool's net monthly interest expense (expense less any income) generated by external borrowings incurred on behalf of the System Money Pool. This net amount will then be divided by Support Conectiv's average net daily investment/borrowing position to derive an interest rate for the month. In the unlikely event that, on a consolidated basis, investments in the System Money Pool are exactly offset by borrowings from the System Money Pool such that there are no external borrowings or investments, the cost of money and the investment rate will be the prior month's average Federal Funds Rate as published in the Federal Reserve Statistical Release, Publication H.15 (519).

      The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Conectiv in lending External Funds to the System Money Pool would initially be paid by Conectiv. A portion of such costs -- or all of such costs in the event Conectiv establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the System Money Pool -- would be allocated to the System Money Pool participants borrowing such External Funds through the System Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

      Borrowings from the System Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No loans through the System Money Pool would be made to Conectiv.

      Conectiv and investing Subsidiaries would be investors ("Investors") pursuant to a System Money Pool evidence of deposit (see Exhibit A-7). Loans to Subsidiaries through the System Money Pool will be made pursuant to a short-term grid note (see Exhibit A-8) Such short-term grid note will be due upon demand by the Investor(s), but in any case will be repaid prior to May 1 of the calendar year after borrowing. A default rate equal to 2% per annum above the pre-default rate on unpaid principal or interest amounts will be assessed if any interest or principal payment becomes past due.

      Funds not required by the System Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including:
(i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder. A draft copy of the Conectiv System Money Pool Investment Guidelines is included as Exhibit A-9. The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the System Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the System Money Pool and the cost of funds provided to the System Money Pool by such participant.

      Operation of the System Money Pool, including record keeping and coordination of loans, will be handled by Support Conectiv under the authority of the appropriate officers of the participating companies. Support Conectiv will administer the System Money Pool on an "at cost" basis. Support Conectiv will act strictly in an agency capacity, and not as principal, with regard to funds deposited in the System Money Pool by other participants.

      The maximum amount of System Money Pool borrowings outstanding for each Subsidiary will be determined by Conectiv and the Subsidiaries in accordance with business needs. Actual short-term financing would be issued based on working capital requirements and any interim financing needed to bridge between issuances of long-term capital.

      Proceeds of any short-term borrowings from the System Money Pool by the Applicants may be used by each such Applicant (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and (vi) for other lawful general purposes.

      5. Changes in Capital Stock of Wholly-Owned Subsidiaries and Dividends Out of Capital or Unearned Surplus by Non-Utility Subsidiaries

      The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Conectiv or other intermediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this file cannot be ascertained at this time. It may happen that the proposed sale of capital stock may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value or a different par value. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise or other taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any such wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Conectiv or other immediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business. (See New Century Energies, Inc. No. 35-26750, dated August 1, 1997).

      In addition, Conectiv requests the flexibility to withdraw capital from a Non-Utility Subsidiary with excess funds through a dividend out of capital surplus to the full extent permitted by the law of the state where the Non-Utility Subsidiary is incorporated. Said capital would then be used for the authorized business of the Conectiv System.

      One situation could result if Conectiv were to acquire all of the capital stock of a Rule 58 company, which in turn acquired a security in a specific project. Following the acquisition, the project might do a debt financing pursuant to Rule 52 and return equity to the Conectiv Rule 58 subsidiary. Assuming it has no earnings, the Conectiv Rule 58 company could not, without Commission approval, distribute such cash to Conectiv. In the same example, if the Conectiv Rule 58 company were to sell a portion of its equity in the project to a third party for cash, the Conectiv Rule 58 subsidiary would have substantial cash available for upstream distribution, but would not have available current earnings and therefore, could not, without prior Commission approval, declare and pay a dividend out of such cash proceeds.

      Applicants expect that situations will arise where a direct or indirect Non-Utility Subsidiary will have unrestricted cash available for distribution in excess of current and retained earnings. Consequently, in these situations the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

      Any dividend actually declared and paid out of capital or unearned surplus pursuant to the authority requested herein will conform to applicable law of the respective company's jurisdiction or organization and applicable covenant restrictions in loan or other financing agreements.

      The ability of the Non-Utilities Subsidiaries to use distributable cash to pay dividends ultimately to Conectiv will benefit the Conectiv System by enabling Conectiv to apply such amounts to the reduction or refinancing of outstanding bank borrowings and to fund operations of other Subsidiaries. In addition, since the Non-Utility Subsidiaries are or will be engaged in activities exclusively dedicated to owning or operating non-utility facilities as permitted under existing Commission orders or regulations, the payment of dividends by the Non-Utility Subsidiaries out of capital or unearned surplus will not adversely affect the financial integrity of the Conectiv System or jeopardize the working capital of Utility Subsidiaries within the contemplation of Section 12(c) of the Act.

      The Commission has recently issued orders authorizing the payment of dividends out of capital or unearned surplus under circumstances substantially similar to those proposed herein. See The Columbia Gas System, Inc. Release No. 35-26209, December 29, 1994; GPU International, Inc., et al., Release No. 35-26678, February 28, 1997; The Southern Company, et al., Release No. 35-26543, July 17, 1996; Cinergy Corp., et al., Release No. 35-26719, May 22, 1997.

      6.  Financing Entities

      Authority is sought for the Subsidiaries to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption. Request is also made for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of the Subsidiaries to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of the Subsidiaries of voting interests or equity securities issued by the financing entity to establish any such Subsidiary's ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (iii) the guarantee by the Applicants of such financing entity's obligations in connection therewith. Each of the Subsidiaries also request authorization to enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. Applicants also request that Delmarva be authorized to retain Delmarva Power Financing I, a wholly-owned trust, that issued trust preferred securities and loaned the proceeds to Delmarva and that Atlantic Electric be authorized to retain Atlantic Capital I, a wholly-owned trust, that issued trust preferred securities and loaned the proceeds to Atlantic Electric. The authorization sought herein with respect to financing entities is substantially the same as that given to New Century Energies, Inc. in Release No. 35-26750 dated August 1, 1997.

F.    Summary of Authorizations Sought

      Conectiv requests Commission authorization with this Application for the following financing transactions without any additional Commission approvals required except as indicated. Unless otherwise specifically indicated, all requested authorizations pertain to transactions initiated prior to December 31, 2000.

      1.    Conectiv External Financing

      a. Authorization to issue common stock and long-term debt in an aggregate amount not to exceed $500 million, including $100 million of common stock to be issued for acquisitions

      b. Authorization to issue up to 10 million shares of Conectiv common stock (in addition to the authorization sought in Item 1.G.1.a above) pursuant to dividend reinvestment plans and Conectiv benefit plans and, in connection with benefit plans, to issue options to acquire Conectiv common stock for a period extending ten years from the date of the Commission Order under this Application

      c. Authorization to issue common stock aggregating no more than $100 million (included in the authorization sought in Item 1.G.1.a above) in market value at the time of issue in consideration for securities being acquired by Conectiv or a Non-Utility Subsidiary pursuant to the order issued in connection with the Merger U-1 or pursuant to Rule 58 or Section 34

      d. Authorization to have outstanding at any one time, up to $500 million of short-term debt consisting of borrowings under the Credit Facility, the issuance of commercial paper and the sale of bid notes

      e. Authorization to issue other types of securities that Conectiv deems appropriate, for which the Commission would reserve jurisdiction over such issuance subject to the parameters for financing authorization described herein

      f. Authorization for Conectiv to enter into certain hedging transactions to convert all or a portion of its variable rate debt existing or to be issued pursuant to this Application to fixed rate debt or to convert all or a portion of its fixed rate debt existing or to be issued pursuant to this Application to variable rate debt or to limit the impact of changes in interest rates on variable rate debt or planned issuances of debt

      2.   Utility Subsidiary Financing

      a. Authorization for Delmarva to have outstanding at any one time up to $275 million of short-term debt consisting of commercial paper, unsecured bank loans and borrowings under the System Money Pool

      b. To the extent not exempt under Rule 52, authorization to enter into hedging transactions similar to those identified above for Conectiv

      c. To the extent not exempt under Rule 52, authorization to issue other types of securities that the Utility Companies deem appropriate, for which the Commission would reserve jurisdiction over issuance

      3.  Non-Utility Subsidiary Financing

      a. To the extent not exempt, authorization to issue other types of securities that the Non-Utility Companies deem appropriate, for which the Commission would reserve jurisdiction over issuance thereof

      4.  Intrasystem Financing

      a. To the extent not exempt under Rule 45, authorization for Conectiv to enter into guarantees (of debt and otherwise), letters of credit or otherwise provide credit support with respect to the obligations of Conectiv System companies in an aggregate amount not to exceed $350 million

      b. To the extent not exempt under Rule 45, authorization for the Non-Utility Subsidiaries to enter into guarantees, letters of credit or otherwise provide credit support with respect to the debt and obligations of other Subsidiaries in an aggregate amount not to exceed $100 million

      c.    Authorization for Delmarva to participate in the System Money Pool

      5.  Financing Entities

      a. Authorization for the Subsidiaries to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issue to third parties of income preferred securities or other securities. Request is also made for these financing entities to issue such securities to third parties in the event such transactions may not be covered by Rule
            52. Additionally, request is made for
            authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of the Subsidiaries to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of the Subsidiaries of voting interests or equity securities issued by the financing entity to establish any such Subsidiary's ownership of the financing entity and (iii) the guarantee by the Applicants of such financing entity's obligations.

      b. Authorization for certain Subsidiaries to retain financing entities in existence prior to the Merger

G.    Filing of Certificates of Notification

      It is proposed that, with respect to Conectiv, the reporting systems of the 1933 Act and the 1934 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Conectiv. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur.

      The Rule 24 certificates will contain the following information:

      a. If sales of common stock or debt by Conectiv are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

      b. The total number of shares of Conectiv common stock issued or issuable pursuant to options granted during the quarter under Conectiv's dividend reinvestment plan and employee benefit plans including any employee benefit plans hereinafter adopted as discussed in Item 1.E.1.a.ii;

      c. If Conectiv common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror;

      d. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

      e. The amount and terms of any short-term debt issued by Conectiv and Delmarva during the quarter;

      f. The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52;

      g. The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter that are not exempt under Rule 52;

      h. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

      i. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Conectiv, that has engaged in jurisdictional financing transactions during the quarter; and

      j. Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24

H.    Statement Pursuant to Rule 54


      Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a),(b) or (c) are satisfied. Delmarva currently owns and Conectiv will indirectly acquire a less than 50% equity interest in Burney Forest Products, a joint venture, which owns a qualifying facility and related sawmill in Burney, California. Burney Forest Products is also an EWG.
Delmarva's aggregate current investment in Burney Forest Products is de minimis. Rule 53 is complied with, in that the investment does not exceed 50% of the Conectiv System's consolidated retained earnings. Conectiv and the Subsidiaries owning an interest in Burney Forest Products will maintain books and records to identify the investments in and earnings from Burney Forest Products, thereby satisfying Rule 53(a)(2) and Burney Forest Products will maintain books and records in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request.


      Employees of Conectiv's domestic public-utility companies do not render any services, directly or indirectly, to Burney Forest Products, thereby satisfying Rule 53(a)(3).

      None of the conditions described in Rule 53(b) exist, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

(a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Estimated Legal Fees and Expenses

Estimated Miscellaneous Expenses

TOTAL *(TO BE PROVIDED BY AMENDMENT)

*The above fees do not include the expenses for the public issuance of long-term debt and equity securities. As noted previously, Conectiv proposes that such fees be capped at 5% of the issuance amount.

(b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

Not applicable.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

(a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

Conectiv External Financing:

      The issuance of common stock, long-term debt, short-term debt and other securities by Conectiv is subject to Sections 6 and 7 of the Act. Rule 54 is also applicable to the issuance of securities by Conectiv. Compliance with Rule 54 is discussed above.

      Section 6(a) provides in relevant part that it is unlawful for a registered holding company or subsidiary of a registered holding company to issue a security except in accordance with a declaration under Section 7 and with the order under such section permitting such declaration to become effective or except pursuant to applicable exemption or exception.

      Subparagraph (b) of Section 6 provides an exemption from the approval requirement for short-term (maturing in less than nine months) debt issued in a private offering aggregating no more than 5 per cent of the principal amount and par value of the other securities of the company outstanding or such greater amount as the Commission authorizes. The authorized level of short-term debt sought herein for Conectiv would be approximately 10% of consolidated capitalization and is well within the parameters established by Commission precedent.

      Section 7(c) sets forth the requirements to be met for the issuance of securities by registered public utility holding companies. Subparagraph (1) essentially requires that the registered company issue only common stock or debt which is secured by a lien on a physical asset of the company or indirectly secured by a physical asset of a subsidiary. Certain refunding obligations are also permitted:

      7(c) The Commission shall not permit a declaration regarding the issue or sale of a security to become effective unless it finds that:

            (1) such security is (A) a common stock having a par value and being without preference as to dividends or distributions over and having at least equal voting rights with any outstanding security of the declarant; (B) a bond (i) secured by a first lien on physical property of the declarant, or (ii) secured by an obligation of a subsidiary company of the declarant secured by a first lien on physical property of such subsidiary company, or (iii) secured by any other assets of the type and character which the Commission by rules and regulations or order may prescribe as appropriate in the public interest or for the protection of investors; (C) a guaranty of, or assumption of liability on, a security of another company; or
                  (D) a receiver's or trustee's certificate duly authorized by the appropriate court or courts.

      The debentures, and medium term notes meet the standards of Section 7(c)(1) except for certain criteria set forth in the Statements of Policy governing First Mortgage Bonds and Preferred Stock. However, the Commission has stated, " . . .[T]he SEC has found that the Statements of Policy have become anachronistic and hinder the ability of registered companies to raise capital. As a result, the SEC has permitted more and more deviations on a case-by-case basis from the requirements of the Statements of Policy." Conectiv hereby requests authority to deviate from the Statements of Policy to the extent that any preferred stock which may be issued by the Utility Subsidiaries pursuant to Rule 52 and the long-term debt to be issued by Conectiv pursuant to authority sought herein and the Utility Subsidiaries pursuant to Rule 52 do not comply with such statements.

In addition, subparagraph (2) of Section 7(c) permits other securities to be issued if certain criteria are met:

            (2) such security is to be issued or sold solely (A) for the purpose of refunding, extending, exchanging or discharging an outstanding security of the declarant and/or a predecessor company thereof or for the purpose of effecting a merger, consolidation or other reorganization; (B) for the purpose of financing the business of the declarant as a public-utility company; (C) for the purpose of financing the business of the declarant, when the declarant is neither a holding company nor a public-utility company; and/or (D) for necessary and urgent corporate purposes of the declarant there the provisions of (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers.

      In order for the Commission to issue an order permitting the issuance of a security not complying with Section 7(c)(1), Section 7(c)(2)(D) requires that the proposed financing (i) be for necessary and urgent corporate purposes of the declarant, (ii) where the provisions of (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers. Conectiv submits that the proposed debenture financing is for a necessary and urgent corporate purpose in that it is for the financing of the nonutility side of a new competitive total energy services company. Also, compliance with the provisions of Subparagraph (1) would impose an unreasonable financial burden on the declarant by imposing a more costly and unnecessary means of raising needed capital. Compliance with the provisions of Subparagraph (1) is not necessary or appropriate in the public interest or for the protection of investors or consumers.

      A. The Proposed Financing is Required for a Necessary and Urgent Corporate Purposes of the Declarant.

      As is true of many other companies in the electric utility industry, Conectiv does not project capital needs for utility subsidiaries in the foreseeable future that will exceed the capability of the utility to meet through retained earnings or the public issuance of preferred stock or debt by the utility.(4) The area of most growth and need for incremental capital is in the energy-related businesses that the system must offer to customers to remain competitive.

      As stated by the Commission in the Release adopting Rule 58 (HCAR No. 26667):

            As a result of Congressional action, combined with initiatives of the Federal Energy Regulatory Commission and state and local ratemaking authorities, the pace of change in the gas and electric utility industry is accelerating. Today the gas industry is largely deregulated and the electric industry is undergoing a similar process. In addition to increasing competition at the wholesale level, retail electric competition is developing more rapidly than anticipated due to state efforts. Utilities and other suppliers of energy appear poised to compete in retail markets. As a result of these developments, the contemporary gas and electric industries no longer focus solely upon the traditional production and distribution functions of a regulated utility, but are instead evolving toward a broadly based, competitive, energy services business.

(4) From time to time, Conectiv may elect to raise capital to fund utility needs through the sale by Conectiv of debentures, common stock or short-term debt and loan of the proceeds to the utility, if, in the view of management, it is more appropriate and less costly to do so rather than raise funds through the issue of debt by the utility.

      All participants in the evolving energy services market are turning to the holding company structure as a means of insulating the utility companies from the risks of the nonutility activities.

            "Applicants state that the proposed restructuring will establish a more appropriate corporate structure to conduct nonutility business activities, while providing a mechanism for protecting the utility business and utility customers... from the risks and costs of these activities." HCAR No. 26759 (September 12, 1997) See also, Current Report on Form 8-K filed by New York State Electric & Gas dated October 10, 1997 (File No. 1-31-3-2) announcing planned formation of holding company.

      Investments in these energy-related energy service businesses will require incremental long-term capital. For reasons stated below, it is inappropriate and financially burdensome for Conectiv to raise the necessary capital utilizing only common stock, short-term debt or subsidiary financing guaranteed by the parent company.

      B. Compliance with the provisions of Section 7(c)(1) would impose an unreasonable burden on the Declarant.

      In the absence of an order under Section 7(c)(2)(D) permitting the issuance of long-term debt by Conectiv, there would be three practical avenues open to Conectiv, as one of a few registered holding companies, to finance investments in permissible energy-related businesses: common stock, short-term debt and subsidiary level financing guaranteed by Conectiv. All would impose an unreasonable cost on Conectiv when compared to the cost of debenture financing by Conectiv.

      1. Common Stock: If Conectiv were only able to finance its investments in energy-related and energy service activities through the issuance of Common Stock, the result would be higher after-tax financing costs, an increase in the overall composite cost of capital, and, at least during an initial start-up period, potentially a higher dividend payout ratio and a decline in earnings per share. For this reason, if management were faced with only the alternatives of common stock, short-term debt or subsidiary level debt guaranteed by Conectiv, management would not choose common stock as the sole financing vehicle.

      2. Short-term Debt: This is the avenue currently utilized by many registered electric systems to fund recent investments in exempt projects in the evolving energy industry. It does have some semblance of appropriateness in some instances where pre-construction equity investments are returned. This is frequently the case for qualified cogeneration projects and exempt wholesale generation projects, where some equity is returned after construction is complete and project financing has been implemented. This is not true for investments in wholly-owned energy-related and energy service companies. And as is illustrated by Cinergy in the application/declaration (File No. 70-8993) filed to request authorization to issue debentures to refinance short-term debt incurred to finance Cinergy's ownership in an exempt foreign utility company, some or all of the capital invested in an exempt foreign utility company may be a long-term investment. Use of short-term debt for the financing of long-term investments subjects the declarant to the risks of periodic interest rate repricing and to covenants that are generally more onerous in short-term loan agreements than in indentures.

      3. Subsidiary Level Financing with a Parent Guarantee: If the parent company is authorized to guarantee the debt of the subsidiary as has been requested and for which there is ample precedent, the guarantee has the same substantive effect as a debenture issued by the parent company. The cost, however, is much higher due to the need to provide separate documentation for each subsidiary doing a financing. In addition, the aggregate credit needed for individual facilities for multiple subsidiaries would exceed the credit line needed in a single facility.

      Granting Conectiv the ability to use management discretion to raise funds needed for investments in energy-related and energy service businesses through the issue of debentures or common stock (or through short-term borrowing if the investment is short-term in nature) grants to Conectiv the ability to compete on equal terms with exempt holding company systems and non-holding company participants in the highly competitive gas and electric industry and, for that matter, with the registered gas systems which have been granted this authority.

      C. Compliance with Section 7(c)(1) is Neither Necessary nor Appropriate in the Public Interest or for the Protection of Investors or Consumers.

      Section 7 (c) reflects a Congressional determination that leveraged pyramiding that was prevalent prior to the passage of the Act would no longer be permitted, except to the extent that the Commission determined that noncompliance with Section 7(c)(1) would not be detrimental to investors or consumers.

      An exception to the requirement that long-term debt be secured by a lien on property has been permitted where subsidiaries do not issue long-term debt to third parties. See Columbia Gas & Electric Corp., 25 SEC 638 (1946); Consolidated Natural Gas Company, HCAR No. 8105 (April 5, 1948); National Fuel Gas Company, HCAR No. 8319 (June 30, 1948). In Cities Service Power & Light Co., 16 SEC 461 (1944) and Derby Gas and Electric Corp., 23 SEC. 375 (1946) the parent company long-term debt was secured by a pledge of subsidiary common stock, but the subsidiaries had no outstanding long-term debt and the indenture restricted the issue of such debt. In each instance, the assets of the subsidiaries are available to support the value of the parent debenture. Where subsidiaries do have long-term debt outstanding, relatively few orders have been issued permitting the parent company to issue unsecured long-term debt. Generally, the orders have cited an urgent need for the exception. For instance, in New England Electric Association 27 SEC 507 (1948), an issuance of common stock was inappropriate because the outstanding common stock had only recently been issued in a recapitalization under Section 11(e) and could not be considered as having become sufficiently seasoned to justify any new issues.

      Conectiv submits that its proposal to issue debentures does not constitute the type of leveraged pyramiding that was prevalent when the Act was enacted. Conectiv proposes to issue up to $500 million in a combination of common stock and debentures through December 31, 2000. This would give Conectiv the flexibility to raise capital to finance the system's nonutility businesses that is comparable to that granted by this Commission to the registered gas systems with which Conectiv may have to compete in the very near future. See The Columbia Gas System, Inc., HCAR No. 25534 (December 26, 1996) and Consolidated Natural Gas Company, HCAR No. 26500 (January 16, 1996). Under the terms of the loan agreement between Conectiv and the Nonutility Subsidiary financed with the proceeds of a debenture issue, the Subsidiary will be precluded from issuing long-term secured debt unless the obligation to Conectiv is also ratably secured. The Nonutility Subsidiaries will not issue any public debt. The Nonutility Subsidiaries are expected to incur long-term third-party debt only in the form of leases, installment obligations incurred in connection with the purchase of property and other similar debt arising in the normal course of business. The situation will, on the nonutility side, be comparable to that of the gas utility systems. With very limited exceptions demanded by the nature of the day to day business operations, or perhaps for some limited short-term debt, there will be no debt at the Nonutility Subsidiary level and the assets of the Nonutility Subsidiaries will be available to respond to the Conectiv debtholders' claims for repayment without intervening claimants.

      The adequacy of the underlying assets and income stream will be attested for by the rating agency evaluating the debentures. Conectiv will not issue a debenture unless it has been rated investment grade. No rating agency will issue an investment grade rating unless it is assured that the underlying assets are adequate.

      Nor is confusion of the investor a concern today. Today rating agencies and disclosure laws provide the investor with adequate information concerning a security. The ownership of a debenture issued by a parent holding company in a system where subsidiaries also have debt outstanding is similar to that of a minority common stock holder. As was stated by the Commission in the Release proposing amendments to Rule 52 to, among other things, delete the requirement that common stock only by issued to the parent company:

      "The Commission, in the early years of the Act's history, was concerned about the ability of the stock purchaser to evaluate without adequate and verifiable disclosure, the potential disadvantages of owning a minority interest. The situation is quite different now. Accurate information is readily available to the investor though prospectuses, 10-K filings and other public information, which allows the investor to make an informed decision as to the advisability of purchasing a minority interest. Thus, the Commission believes there may no longer exist valid reasons to prohibit the public-utility subsidiaries of registered holding companies from financing in a manner available to corporate subsidiaries generally." (See HCAR No. 25059, dated March 19,
      1990).

            With respect to condition (6) in the original Rule 52, which did limit two tier debt financing by the public-utilities that qualified for use of the Rule (At the time the Rule did not apply to non-utilities.), the Commission noted:

            Condition six restricts public debt and preferred stock financing at more than one level. Rule 52 as adopted permits two-tier debt financing if the debt at the holding company level is limited to short-term debt. The Commission now seeks comment on the need to remove limitations on two-tier financing generally, and seeks comment on whether any restrictions should remain.

            In the release adopting the amendments to Rule 52, the Commission deleted the restriction on minority issues of common stock: "The Commission agrees with the majority of commenters that the limitation, while appropriate in 1934 when minority common stock shareholders had little ability to assess their investment IS no longer necessary to protect investors and shareholders. (HCAR 25573 dated July 7, 1992) (emphasis added).

            With respect to the limitations on the ability of public utilities to issue debt, the Commission stated:

      Condition (6) provides that a public-utility subsidiary company may issue and sell securities to non-associates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long-term debt and that such a transaction is subject to prior Commission approval. THEY FURTHER OBSERVED THAT OTHER CONTROLS, THAT DID NOT EXIST WHEN THE STATUTE WAS ENACTED, PROVIDE ASSURANCE THAT SUCH FINANCINGS WILL NOT LEAD TO ABUSE. THESE INCLUDE THE LIKELY ADVERSE REACTION OF RATING AGENCIES TO EXCESSIVE AMOUNTS OF DEBT AT THE PARENT HOLDING COMPANY LEVEL AND THE DISCLOSURE REQUIRED OF COMPANIES SEEKING PUBLIC CAPITAL. THE COMMISSION AGREES WITH THESE OBSERVATIONS and also notes the power of many state utility commissions to limit the ability of utility subsidiaries to service holding company debt by restricting the payments of dividends to the parent company. The Commission concludes that this requirement should be eliminated. HCAR No. 25573 (July 7, 1992) (Emphasis added.)

            Thus, the Commission has quite clearly indicated that two-tier debt financing may be appropriate today. As discussed above, some debt financing by Conectiv as part of an overall financing program is the most efficient, least costly and therefore most competitive means for Conectiv to fund the system's investments in the non-utility energy-related activities that are so much a focus of the evolving energy industry.

            Section 7(d) sets forth specific findings that, if made, preclude the SEC from permitting the application to go effective:

1. the security is not reasonably adapted to the security structure of the declarant and other companies in the same holding company system;

      As shown on the pro-forma financial statements, Conectiv's consolidated debt-equity ratio will be consistent with that of an investment grade utility system.

2. the security is not reasonably adapted to the earning power of the declarant;

      The ability of Conectiv to meet its interest obligations hinges on the earnings of its subsidiaries. Conectiv will have the financial capacity to discharge all of its payment obligations without adversely affecting the operating companies.

3. financing by the issue and sale of the particular security is not necessary or appropriate to the economical and efficient operation of a business in which the applicant is engaged or has an interest;

      As discussed above, financing with long-term debt offers advantages over alternative means of obtaining funding.

4. the fees, commission, or other remuneration, to whomsoever paid, directly or indirectly, in connection with the issue, sale or distribution of the security are not reasonable;

      The fees, commissions, expenses and margins referenced in Item 2 are reasonable.

5. in the case of a . . .guaranty of . . a security of another company, the circumstances are such as to constitute the making of such guaranty . .. an improper risk . . ; or

      The guarantees to be issued by Conectiv in favor of the Subsidiaries are discussed below.

6. the terms and conditions of the issue or sale of the security are detrimental to the public interest or the interest of investors or consumers.

      The investor and public interest issues are discussed above.

      The acquisition by Conectiv and the Utility Subsidiaries of hedging instruments that represent interests in securities is subject to Sections 9 and 10 of the Act.

Subsidiary Financing:

      Except as exempt pursuant to Rule 52 discussed below, the issuance of common stock or debt securities by a Subsidiary is subject to Sections 6, 7 and 12 and Rule 43 and the acquisition by an affiliate is subject to Sections 9, 10 and 12 of the Act and Rule 45.

Applicability of Rule 52:

      The issuance of common stock and long-term debt by Delmarva will have been approved by the VSCC and the DPSC and will qualify for exemption from the approval requirements of Sections 6 and 7 of the Act pursuant to the terms of Rule 52. The issuance of such securities and short-term debt by Atlantic Electric will have been approved by the NJBPU and will qualify for exemption from the approval requirements of Sections 6 and 7 of the Act pursuant to the terms of Rule 52.

      The issuance by Delmarva of commercial paper and short-term notes, including the issuance of short-term notes in connection with money-pool borrowing will have been approved by the VSCC but not by the DPSC. Therefore, Sections 6 and 7 apply to require Commission approval prior to the issuance of such notes and, to the extent that short-term notes are acquired by Conectiv or an affiliate, Sections 9 and 10 apply.

Guarantees:

      The issuance by Conectiv and/or Non-Utility Subsidiaries of guarantees on behalf of their subsidiaries or other Non-Utility Subsidiaries is subject to
Section 12(b) and Rule 45 thereunder.

Money Pool

      The NJBPU has jurisdiction over Atlantic Electric's issuance of short-term debt and the investment of funds in the System Money Pool and, under the terms of the order approving the establishment of Atlantic, has the right to exercise jurisdiction over any affiliate transaction. Atlantic Electric's participation in the System Money Pool will have been approved by the NJBPU. The VSCC has jurisdiction over Delmarva's participation in the System Money Pool under its jurisdiction over the issuance of short-term debt and under the statute requiring approval of all affiliate transactions. The DPSC does not exercise jurisdiction over the issuance of short-term debt nor over affiliate transactions. As a result, Rule 52 does not apply to Delmarva's participation in the Money Pool and Commission approval of Delmarva's participation in the System Money Pool is requested

Subsidiary Changes in Par Value and Non-Utility Subsidiary Dividends out of Capital or Unearned Surplus:

      To the extent that a change in par value may result in the effective exchange of one security for another, Sections 6, 7, 9, and 10 and Rule 52 may be deemed applicable. Section 12(c) and Rule 46 are applicable to the proposed issuance by a Non-Utility Subsidiary of dividends out of capital or unearned surplus including surplus created by a change in par value. Upon the issuance of an order permitting this application to become effective, the terms of Rule 46 will have been complied with.

General:

      To the extent that the transactions which are the subject matter of this Application are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules and regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

ITEM 4.  REGULATORY APPROVAL

(a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

      The DPSC and VSCC exercise jurisdiction over the issuance of common stock, preferred stock, and long-term debt securities by Delmarva. The VSCC also approves Delmarva's issuance of short-term debt. In addition, the VSCC has jurisdiction over Delmarva's sale of common stock, preferred stock, and both long- and short-term debt securities to Conectiv. The DPSC has no similar authority. The NJBPU will also have approved the issuance by Atlantic Electric of preferred stock and short-term and long-term debt securities.

(b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (1) of this item in connection with the proposed transaction.

      An application will be made by the aforementioned subsidiary companies to their respective state regulatory commissions as set forth in answer to Item 3(a) above.

ITEM 5.  PROCEDURE

(a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

      The Applicants hereby request that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application not later than October 31, 1997, such notice to specify a date not later than November 26, 1997, by which comments may be entered and a date not later than the date of the Commission's order for the Merger U-1, as the date which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

      Applicants hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 1 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

DATE:                                              CONECTIV, INC.
October 29, 1997                                   /s/  B. S. Graham
----------------                                   ---------------------------------------------------
                                                   President & Secretary

                                                   Delmarva Power & Light Company
                                                   Delmarva Industries, Inc.
                                                   Delmarva Energy Company
                                                   Delmarva Capital Investments, Inc.
                                                   Conectiv Services, Inc.
                                                   DCI I, Inc.
                                                   DCI II, Inc.
                                                   Delmarva Capital Technology Company
                                                   DCTC-Burney, Inc.
                                                   Delmarva Capital Management, Inc.
                                                   Post and Rail Forms, Inc.
                                                   Delmarva Operating Services Company
                                                   Delstar Operating Company
                                                   Delwest Operating Company
                                                   Delcal Operating Company
                                                   Pine Grove, Inc.
                                                   Pine Grove Landfill, Inc.
                                                   Pine Grove Hauling Company

October 29, 1997                                   /s/  D. P. Connelly
----------------                                   ---------------------------------------------------
                                                   Secretary

                                                   Conectiv Solutions, Inc.

October 29, 1997                                   /s/  H. E. Cosgrove
----------------                                   ---------------------------------------------------
                                                   Chairman and Chief Executive Officer

                                                   Atlantic City Electric Company

October 29, 1997                                   /s/  J. L. Jacobs
----------------                                   -------------------------------------------------
                                                   Chairman and Chief Executive Officer


                                                   Deepwater Operating Company

October 29, 1997                                   /s/  L. M. Walters
----------------                                   -------------------------------------------------
                                                   Treasurer


                                                   Atlantic Energy Enterprises, Inc.

October 29, 1997                                   /s/ F. E. DiCola
----------------                                   -------------------------------------------------
                                                   Senior Vice President and Treasurer


                                                   Atlantic Energy International, Inc.

October 29, 1997                                   /s/  P. M. Jansson
-----------------                                  -------------------------------------------------
                                                   President


                                                   Atlantic Generation, Inc.

October 29, 1997                                   /s/  F. E. DiCola
----------------                                   -------------------------------------------------
                                                   Treasurer and Secretary


                                                   Atlantic Southern Properties, Inc.

October 29, 1997                                   /s/  F. E. DiCola
----------------                                   -------------------------------------------------
                                                   Vice President and Treasurer


                                                   ATE Investment, Inc.

October 29, 1997                                   /s/  F. E. DiCola
----------------                                   -------------------------------------------------
                                                   Vice President and Treasurer

                                                   Atlantic Thermal Systems, Inc.

October 29, 1997                                   /s/  F. E. DiCola
----------------                                   -------------------------------------------------
                                                   President and Chief Executive Officer


                                                   Coastal Comm, Inc.

October 29, 1997                                   /s/  R. L. Aveyard
----------------                                   -------------------------------------------------
                                                   President and Treasurer


                                                   Atlantic Energy Technology, Inc.

October 29, 1997                                   /s/  F. E. DiCola
----------------                                   -------------------------------------------------
                                                   Treasurer


                                                   Binghamton General, Inc.
                                                   Binghamton Limited, Inc.
                                                   Pedrick Limited, Inc.
                                                   Pedrick General, Inc.
                                                   Vineland Limited, Inc.
                                                   Vineland General, Inc.

October 29, 1997                                   /s/  F. E. DiCola
----------------                                   -------------------------------------------------
                                                   Vice President


                                                   Atlantic Jersey Thermal Systems, Inc.

October 29, 1997                                   /s/  F. E. DiCola
----------------                                   -------------------------------------------------
                                                   President


                                                   ATS Operating Services, Inc.

October 29, 1997                                   /s/  F. E. DiCola
----------------                                   -------------------------------------------------
                                                   President

                                                   The Earth Exchange, Inc.

October 29, 1997                                   /s/  F. E. DiCola
----------------                                   -------------------------------------------------
                                                   President


                                                   Atlantic Paxton Cogeneration, Inc.

October 29, 1997                                   /s/  F. E. DiCola
----------------                                   -------------------------------------------------
                                                   President